UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Trecora Resources

(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

894648104
(CUSIP Number)

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700
New York, NY 10022
(917) 595-5010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  894648104

1	NAME OF REPORTING PERSONS Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,328,024
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,328,024

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,328,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Temnein Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 346,659
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 346,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,674,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,674,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,674,683
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,674,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Trecora Resources, a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed by the Reporting Persons (as defined below) on March 18, 2021 (the “Original Schedule 13D”), and as amended by each of Amendment No. 1 filed on May 4, 2021, Amendment No. 2 filed on May 7, 2021 and Amendment No. 3 filed on June 11, 2021 (Amendment No. 1, Amendment No. 2 and Amendment No. 3, together with the Original Schedule 13D, the “Schedule 13D”). Any capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 4 is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Temnein Ventures III, L.P., a Delaware limited partnership (“Temnein”); (iii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); and (iv) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea, Temnein, and OA, the “Reporting Persons”).

Since the date of Amendment No. 3 to the Original Schedule 13D, Temnein purchased shares of the Issuer’s Common Stock in open market transactions, and the Reporting Persons have engaged with the Board (as defined below) in certain discussions regarding corporate governance and shareholder value-enhancing strategies with respect to the Issuer. This Amendment No. 4 is being filed to amend Item 3, Item 4, and Item 5 of the Original Schedule 13D to reflect the foregoing. Except as amended hereby all statements and disclosures in the Original Schedule 13D remain accurate as of the date of this Amendment No. 4.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D, as previously amended by Amendment No. 3, is hereby amended and restated as follows:

Pangaea has expended an aggregate of approximately $16.659 million of its investment capital to acquire the 2,328,024 shares of Common Stock beneficially owned by Pangaea, and Temnein has expended an aggregate of approximately $2.885 million of its investment capital to acquire the 346,659 shares of Common Stock beneficially owned by Temnein.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Shares (as defined below) over which they exercise beneficial ownership in the belief that the Shares are undervalued and an attractive investment opportunity.

The Reporting Persons have engaged in discussions with the Issuer and its management and certain members of its board of directors (the “Board”) on issues that relate to corporate governance, Board composition, and shareholder value-enhancing strategies, and the Reporting Persons intend to continue to engage with the Issuer, its management, and the Board and its advisors on such topics. Depending on the results of such discussions, the Reporting Persons may also engage in discussions with other shareholders of the Issuer and other interested parties, including on issues that relate to governance and Board composition, strategy, capital structure, investment allocation, operations, and other matters with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial performance and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market, and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii)  disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) seeking agreement from the Board to add prospective qualified members of the Board or, in lieu of such agreement, nominating prospective qualified people for election to the Board at the Issuer’s next annual meeting; or (v) pursuing strategic alternatives and transactions, including, without limitation, the potential acquisition of the Issuer by means of a take-private or tender offer, in connection with which the Reporting Persons may also engage in discussions with other shareholders of the Issuer, industry analysts, research analysts, rating agencies, existing or potential strategic partners, acquirers or competitors, financial sponsors, investment firms, investment professionals, potential capital sources, and other consultants and advisors.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D, as previously amended by Amendment No. 3, is hereby amended and restated as follows:

(a) (b) As of the filing date of this Amendment No. 4, the Reporting Persons, in total, beneficially own 2,674,683 shares of Common Stock (the “Shares”). The Shares represent approximately 11.0% of the Issuer’s outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Amendment No. 4 are calculated based upon the 24,394,405 shares of Common Stock outstanding as of July 23, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and filed by the Issuer with the Securities and Exchange Commission on August 5, 2021. OA has voting and dispositive power over the shares of Common Stock held by Pangaea and Temnein, and through ownership and control Mr. DeSorcy has voting and dispositive power over portfolios managed by OA.

(c) No transactions in the securities of the Issuer have been effected during the past sixty days by any Reporting Person.

(d) Other than Pangaea and Temnein that each beneficially hold shares of Common Stock of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PANGAEA VENTURES, L.P.

By: Ortelius Advisors GP I, LLC, its general partner

Date: November 2, 2021
	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

TEMNEIN VENTURES III, L.P.

By: Temnein Advisors GP III, LLC, its general partner

Date: November 2, 2021
	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: November 2, 2021	ORTELIUS ADVISORS, L.P.

By: Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
Name: Peter DeSorcy
Title: Managing Member

Date: November 2, 2021	/s/ Peter DeSorcy
Peter DeSorcy